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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: March 27, 2018
Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

2100, 855 – 2nd Street S. W., Calgary, Alberta T2P 4J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                           Form 20-F ☐                   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 EXPLANATORY NOTE

        This Amendment to the Form 6-K of Canadian Natural Resources Limited originally filed with the Securities and Exchange Commission on March 22, 2018 (the "Form 6-K") is being filed solely to correct a typographical error in the graph appearing on page 35 of Exhibit 99.1 to the Form 6-K.

        Other than as expressly set forth above, this Amendment to the Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Exhibit Number	Description
99.1	Canadian Natural Resources Limited
Notice of Annual General Meeting and Management Information Circular to Shareholders dated March 14, 2018

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Natural Resources Limited (Registrant)

Date: March 27, 2018	By:	/s/ PAUL M. MENDES Paul M. Mendes VP, Legal, General Counsel & Corporate Secretary

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EXPLANATORY NOTE
SIGNATURE